Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LAUNCHSPACE TECHNOLOGIES CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF JULY, A.D. 2021, AT 9:46 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

6179106 8100
SR# 20212832803

Authentication: 203798364
Date: 07-29-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

THE CERTIFICATE OF INCORPORATION OF

LAUNCHSPACE TECHNOLOGIES CORPORATION

Launchspace Technologies Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Launchspace Technologies Corporation (hereinafter the "Corporation").

2. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 11, 2016.

3. The Corporation's original Certificate of Incorporation was amended on October 18, 2016, and again on January 11, 2021.

4. The Corporation's Certificate of Incorporation is hereby amended to create two classes of common stock.

5. To accomplish the foregoing amendment, Article FOURTH of the Certificate of Incorporation is hereby amended to delete Article FOURTH thereof in its entirety and to insert the following new Article FOURTH in lieu thereof:

"FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Million (1,000,000) shares, consisting of (i) Seven Hundred Thousand (700,000) shares of Class A Common Stock with a par value of $0.01 per share ("Class A Common Stock"), and (ii) Three Hundred Thousand (300,000) shares of Class B Common Stock with a par value of $0.01 per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

Except as otherwise expressly provided herein or required by applicable law, (A) shares of Class A Common Stock and Class B Common Stock shall have the same rights, powers and privileges and rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects as to all matters, (B) the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders of the Corporation, and (C) each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each such share, and each holder of shares of Class B Common Stock shall be entitled to twelve (12) votes for each such share.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 325-for-1 forward stock split for each share of Common Stock outstanding immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the "*Forward Stock Split*"). This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above."

6. The aforesaid amendment has been duly adopted and written consent has been given by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated: July 29, 2021

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO
CERTIFICATE OF AMENDMENT OF
THE CERTIFICATE OF INCORPORATION OF
LAUNCHSPACE TECHNOLOGIES CORPORATION

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the date set forth above.

LAUNCHSPACE TECHNOLOGIES
CORPORATION

By: _____
Name: John H. Bauman
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LAUNCHSPACE TECHNOLOGY CORPORATION", CHANGING ITS NAME FROM "LAUNCHSPACE TECHNOLOGY CORPORATION" TO "LAUNCHSPACE TECHNOLOGIES CORPORATION", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2016, AT 12:02 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6179106 8100
SR# 20166247080

Authentication: 203181558
Date: 10-18-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:02 PM 10/18/2016
FILED 12:02 PM 10/18/2016
SR 20166247080 - File Number 6179106

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of LAUNCHSPACE TECHNOLOGY CORPORATION resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "First & Fourth" so that, as amended, said Article shall be and read as follows:

Article First: is hereby amending the name to LAUNCHSPACE TECHNOLOGIES CORPORATION

Article Fourth: is hereby amending to One Thousand (1,000) shares with a par value of $0.00.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, 2016.

By: /s/JOHN H. BAUMAN
Authorized Officer

Title: PRESIDENT

Name: JOHN H. BAUMAN
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:50 AM 10/11/2016
FILED 09:50 AM 10/11/2016
SR 20166148801 - File Number 6179106

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Launchspace Technology Corporation .
- **Second:** Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400 Street, in the City of Wilmington County of New Castle Zip Code 19808 . The registered agent in charge thereof is The Company Corporation .

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 1,500 shares (number of authorized shares) with a par value of $0.00 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name The Company Corporation
  Mailing Address 2711 Centerville Road, Suite 400
  Wilmington, DE Zip Code 19808
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 10th day of October , A.D. 20 16 .

The Company Corporation, Incorporator

BY: /s/Margaret Rosado
(Incorporator)

NAME: Margaret Rosado, Assistant Secretary
(type or print)